FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

11 March 2020

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Group Performance Share Plan awards (Performance Year 2014)

Deferred awards under the Group Performance Share Plan ("GPSP Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2015 as a part of variable pay for the performance year ended 31 December 2014.

The GPSP Awards vested on 10 March 2020 and the following transactions took place in London. The Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2014.

Other PDMRs

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.818732 per Share2
Pam Kaur	607	19,770	9,292
Peter Wong	1,517	49,452	7,418

1 At US$6.6338 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 27 February and 4 March 2020, converted into USD.
2 Includes shares sold to cover withholding tax.

2.   Group Performance Share awards (Performance Year 2014)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2015 as a part of variable pay for the performance year ended 31 December 2014.

The Awards vested on 10 March 2020 and the following transactions took place in London.

Directors

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.818732 per Share2
Noel Quinn	639	20,838	8,237

Other PDMRs

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.818732 per Share2
Paulo Maia	381	12,412	4,436
Stephen Moss	581	18,925	8,895
Charlie Nunn	372	12,124	5,699

1  At US$6.6338 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 27 February and 4 March 2020, converted into USD.
2 Includes shares sold to cover withholding tax.

3.   Annual Incentive awards (Performance Year 2018)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 10 March 2020, the first tranche of the Awards granted in 2019 vested and the following transactions took place in London.

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £4.818732 per Share1
Georges Elhedery	17,193	7,226
Greg Guyett	33,327	15,664
Paulo Maia	12,420	4,348
Stephen Moss	17,082	8,029
Barry O'Byrne	9,754	4,585
Peter Wong	33,436	5,016

1  Includes shares sold to cover withholding tax.

The vesting price for all awards is based on the closing Share price on the London Stock Exchange on 9 March 2020 of £4.7000.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Interim Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	639	US$4,239.00
		Aggregated	US$6.634	639	US$4,239.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	20,838	£97,938.60
		Aggregated	£4.70	20,838	£97,938.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	8,237	£39,691.90
		Aggregated	£4.819	8,237	£39,691.90

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Head of Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	17,193	£80,807.10
		Aggregated	£4.70	17,193	£80,807.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	7,226	£34,820.16
		Aggregated	£4.819	7,226	£34,820.16

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Co-Head of Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	33,327	£156,636.90
		Aggregated	£4.70	33,327	£156,636.90

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	15,664	£75,480.62
		Aggregated	£4.819	15,664	£75,480.62

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	607	US$4,026.72
		Aggregated	US$6.634	607	US$4,026.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	19,770	£92,919.00
		Aggregated	£4.70	19,770	£92,919.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	9,292	£44,775.66
		Aggregated	£4.819	9,292	£44,775.66

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America, HSBC and Executive Chairman, HSBC Mexico

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	381	US$2,527.48
		Aggregated	US$6.634	381	US$2,527.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	24,832	£116,710.40
		Aggregated	£4.70	24,832	£116,710.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	8,784	£42,327.74
		Aggregated	£4.819	8,784	£42,327.74

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive for Europe; the Middle East, North Africa and Turkey; Latin America; and Canada

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	581	US$3,854.24
		Aggregated	US$6.634	581	US$3,854.24

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	36,007	£169,232.90
		Aggregated	£4.70	36,007	£169,232.90

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	16,924	£81,552.22
		Aggregated	£4.819	16,924	£81,552.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	372	US$2,467.77
		Aggregated	US$6.634	372	US$2,467.77

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	12,124	£56,982.80
		Aggregated	£4.70	12,124	£56,982.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	5,699	£27,461.95
		Aggregated	£4.819	5,699	£27,461.95

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	9,754	£45,843.80
		Aggregated	£4.70	9,754	£45,843.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	4,585	£22,093.89
		Aggregated	£4.819	4,585	£22,093.89

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	1,517	US$10,063.47
		Aggregated	US$6.634	1,517	US$10,063.47

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.70	82,888	£389,573.60
		Aggregated	£4.70	82,888	£389,573.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.82	12,434	£59,916.11
		Aggregated	£4.819	12,434	£59,916.11

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 March 2020